Van Kampen Advantage Municipal Income Trust II
Exhibit 77(D)

The Board of Trustees of the Trust recently approved the following non-fundamental investment policy for the Trust:
The Trust may invest up to 20% of its assets in securities that are rated, at the time of investment, BB/Ba or B by Standard & Poor's Ratings Service ("S&P"), Moody's Investors Services, Inc. ("Moody's") or Fitch Ratings Ltd. ("Fitch") or that are unrated, but deemed to be of comparable quality by the Adviser. These securities are regarded as below investment grade and are commonly referred to as junk bonds, and involve greater risks than investments in higher-grade securities.